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ORRICK, HERRINGTON & SUTCLIFFE LLP
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tel 212-506-5000
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June 18, 2003

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com


SEC MAIL PROCESSING
RECEIVED
JUN 24 2003
WASH, D.C. 181 SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto are 2003 first quarter results for Flughafen Wien A.G., which have been published by the Company since our last submission of June 16, 2003.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

dlw 6/30

DOCSNY1:873244.1
13141-2 JG9

EUROPE´S BEST ADDRESS


Vienna
International
Airport



1st Quarter 2003

Flughafen Wien AG

Letter to our Shareholders


VIE
Vienna
International
Airport

Dear Ladies and Gentlemen, dear Shareholders,

__Despite uncertainty in the global economic markets prior to the war in Iraq and a reduction in flights by our home carrier, Vienna International Airport was able to record an increase of 7.1% in the number of passengers for the first quarter of 2003. This increase can be attributed to a substantial degree to an 11.3% growth in the number of transfers. Flight movements rose by 6.9% for the reporting period, and maximum take-off weight increased by 9.8%. Developments were even better in the cargo segment, with an increase to 41,222 tonnes or plus 18.6% for the first three months.

__Net profit declined by EUR 11.1 million from the comparable period last year to EUR 16.5 million for the first quarter of 2003. The settlement of pension claims in 2002 and non-recurring income of EUR 19.9 million from the reversal of pension provisions had a one-off effect in the previous year. Without this item, profit for the first quarter of 2003 would have risen by roughly 14% because of the increase in turnover.

Turnover

__Group turnover rose by 15.2% to EUR 81.4 million. Turnover in the airport segment increased by 23.9% to EUR 35.5 million, due to growth in traffic and tariff adjustments. The handling segment reported growth in turnover of 15.4% to EUR 27.3 million, as a result of higher traffic volume and more frequent de-icing attributed to the severe winter. Turnover in the non-aviation segment increased by 1.5% to EUR 18.5 million. Rentals and security services generated higher revenues, but income from consulting and information services declined.

Expenses

__Operating expenses totalled EUR 59.7 million for the first three months of 2003 (+71.2%). This substantial rise year on year is a result of the EUR 19.9 million drop in personnel expenses for the first quarter of 2002 following the non-recurring settlement of pension obligations to employees and the reversal of EUR 19.9 million in pension provisions. Without this non-recurring item, personnel expenses would have increased by 8.0%. This growth was primarily the result of a 4.8% increase in the number of employees to 2,726, which was required to meet the higher demand for security services. The severe winter months triggered a rise in expenses for materials and energy. The cost of materials and services rose by a total of 40.9% to EUR 6.5 million.

Earnings

__Earnings before interest and taxes (EBIT) fell by 38.5% to EUR 23.4 million. Financial results declined by EUR 2.2 million to EUR 1.5 million, profit before tax equalled EUR 24.9 million (-40.4%), and net profit for the first quarter dropped 40.3% to EUR 16.5 million. As mentioned above, the decline in earnings from the previous years levels is the result of non-recurring income in 2002 from the reversal of pensions provisions. Without this non-recurring item, income for the first quarter of 2003 would have increased by 14% year on year due to the growth in turnover.

Capital Expenditure

__Investments in tangible and intangible assets totalled EUR 8.7 million for the first quarter of 2003. Major projects for the reporting period included the purchase of aircraft tractors and apron buses (EUR 1.5 mill.) as well as planning services for the Skylink project (EUR 2.5 mill.) and the new air traffic control tower (EUR 0.8 mill).

Overview of Major Events

__In spite of the uncertainty that afflicted the aviation industry prior to the start of the Iraq war, Vienna International Airport recorded a significant increase in the number of passengers for the period from January to March 2003. Following good traffic results for January and February with a rise of 11.9% in the number of passengers, March showed a slight decrease of 0.5% due to the war in Iraq. The decline resulting from a subsequent reduction in flights by major airlines was nearly offset by low-cost carriers and led to an increase in traffic, especially to Western Europe.

__Our tariffs were adjusted as of 1 January 2003. The passenger service charge was raised by EUR 2.12 per departing passenger, to cover higher insurance costs, an increase in mandatory security measures, and the intro-[illegible]ion of the baggage reconciliation system (BRS). BRS allows the tracing and matching of baggage and

prevents false loading, thereby reducing delays and resulting costs. In spite of heightened security requirements, Vienna International Airport is still able to guarantee a minimum connecting time of 25 minutes.

Outlook

__The outbreak of SARS in Asia and the aftermath of the Iraq war led to a slight decline of 1.1% in the number of passengers for April. In contrast, flight movements rose by 2.0% for this same period, and cargo volumes, including trucking, showed an increase of 16.6%.

__Vienna International Airport will add six new carriers with our summer schedule for 2003. Compared to the winter schedule, we can offer 56 new frequencies and 16 additional destinations.

__Work will start on the new air traffic control tower this summer, with completion scheduled for late 2004. Work on the new City Airport Train (CAT) link is in progress. As of December 2003 the City Airport Train will carry passengers from the centre of Vienna to the airport in only 16 minutes. In addition the CAT will allow passengers to check baggage before departing from the "Wien-Mitte" traffic centre.

__The mediation process was characterised by intensive negotiations during the first months of 2003. A first-stage treaty is planned to be signed-off in the course of this year, which will improve noise protection for neighbouring residents. The targeted results will be achieved primarily through a change in flight routes, which will not create any capacity constraints for the airport. At the same time, future scenarios will be developed as the basis for a final mediation contract.

__The letter of intent for the privatisation of the Berlin airports, which was signed in September 2002, expired on 7 February 2003 and was not extended by the regional authority. The consortium that includes Vienna International Airport is therefore conducting talks with the public authority to terminate this project in mutual agreement.

__Assuming international tensions continue to ease, we expect the impact on traffic development to continue to be positive in 2003.

Yours sincerely,



Herbert Kaufmann
Member of the Board
and Speaker



Gerhard Schmid
Member of the Board



Kurt Waniek
Member of the Board

Key Figures on the Flughafen Wien Group

Industry Indicators

	1-3/2003	Change in %	1-3/2002
MTOW (in tonnes)	1,191,286	+9.8	1,084,752
Passengers	2,520,238	+7.1	2,354,049
Transfer passenges	901,870	+11.3	809,978
Flight movements	44,903	+6.9	42,006
Cargo (air cargo and trucking; in tonnes)	41,222	+18.6	34,744

Financial Indicators

Amounts in T€, except employees	1-3/2003	Change in %	1-3/2002
Total turnover	81,364.3	+15.2	70,611.9
EBIT	23,447.3	-38.5	38,122.6
EBIT-Margin in %	28.2	-46.0	52.2
EBITDA-Margin in %	41.0	-38.2	66.4
Net profit for the period	16,454.8	-40.3	27,544.5
Cash flow from operating activities	23,905.2	+242.0	6,990.6
Equity	575,305.0	+2.9	559,280.2
Capital expenditures	8,690.4	+30.5	6,658.8
Employees at the end of period	2,726	+4.8	2,602

Interim Financial Statements for the First Quarter 2003 according to IAS / IFRS

Flughafen Wien AG

Consolidated Income Statement

T€	1-3/2003	1-3/2002	Change
Turnover	**81,364.3**	**70,611.9**	**15.2%**
Other operating income	1,774.0	2,372.7	-25.2%
Operating income	**83,138.3**	**72,984.6**	**13.9%**
Cost of materials and services	-6,452.5	-4,580.1	40.9%
Personnel expenses	-34,280.0	-11,853.9	189.2%
Amortisation of intangible assets and depreciation of fixed assets	-10,640.7	-10,300.9	3.3%
Other operating expenses	-8,317.7	-8,127.2	2.3%
Income before interest and taxes (EBIT)	**23,447.3**	**38,122.6**	**-38.5%**
Financial results	1,475.2	3,666.3	-59.8%
Profit before tax (EBT)	**24,922.5**	**41,788.9**	**-40.4%**
Taxes on income	-8,373.7	-14,333.5	-41.6%
Minority interest	-94.1	89.1	-205.6%
Profit for the period	**16,454.8**	**27,544.5**	**-40.3%**
Earnings per share (in €)	0.78	1.31	-40.5%

Consolidated Balance sheet

T€	31.3.2003	31.12.2002	Change
Non-current assets	592,802.8	599,017.1	-1.0%
Current assets	194,545.1	180,319.9	7.9%
Assets	**787,347.9**	**779,337.1**	**1.0%**
Equity	575,305.0	559,909.1	2.7%
Minority interst	229.6	135.5	69.4%
Non-current liabilities	102,901.1	103,180.2	-0.3%
Current liabilities	108,912.3	116,112.3	-6.2%
Equity and Liabilities	**787,347.9**	**779,337.1**	**1.0%**

Consolidated Cash Flow Statement

T€	1-3/2003	1-3/2002	Change
Net cash flow			
from operating activities	23,905.2	6,990.6	242.0%
from investing activities	-8,721.2	-5,630.2	54.9%
from financing activities	-3.045,9	-4.271,1	-28,7%
Change in cash and cash equvalents	**12,138.1**	**-2,910.7**	**517.0%**
Addition to / - Reversal of revaluation reserve for securities	-193.6	-463.3	-58.2%
effectof exchange rate fluctuations on cash held	-8.9	0.0	n.a.
Cash and cash equivalents at beginning of period	139.156,7	172.370,1	-19.3%
Cash and cash equivalents at end of period	**151,092.3**	**168,996.0**	**-10.6%**

Consolidated Statement of Capital and Reverses

T€	2003	2002	Change
Balance on 1.1.	**559,909.1**	**532,418.6**	**5.2%**
Profit for the First Quarter	16,454.8	27,544.5	-40.3%
Other changes	-1,058.9	-682.9	55.0%
Balance on 31.3.	**575,305.0**	**559,280.2**	**2.9%**

Segment Results

T€	1-3/2003	1-3/2002	Change
Airport			
Segment turnover*	35,500.0	28,642.7	23.9%
Segment profit	15,469.3	15,839.2	-2.3%
Handling			
Segment turnover*	27,282.0	23,645.5	15.4%
Segment profit	6,155.6	11,693.6	-47.4%
Non-Aviation			
Segment turnover*	18,544.3	18,268.6	1.5%
Segment profit	6,492.6	13,348.6	-51.4%

* external turnover

Published by: Flughafen Wien AG, Communications · Postbox 1, A-1300 Wien-Flughafen, Telephone: +43/1/7007-22103, Telefax: +43/1/7007-23805
Investor Relations: Robert Dusek, Telephone: +43-1-7007-23126, Telefax: +43/1/7007-23058 e-mail: m@viennaairport.com,
investor-relations@viennaairport.com · http://www.viennaairport.com · DVR: 008613 · Commercial Register: FN 42984 m · District Court of Korneuburg
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